December 3, 2007

VIA FACSIMILE (202) 772-9209

 AND EDGAR

Mr. Kevin Woody

Branch Chief

Ms. Jennifer Monick

Staff Accountant

United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Form 10-K for the year ended December 31, 2006

File No. 001-13855

Dear Mr. Woody and Ms. Monick:

This letter responds to the comment letter dated November 19, 2007 regarding the referenced filing.

Note 7. Gain on Sale of Las Vegas Leasehold Interest

1.

To confirm our telephone conversation with Ms. Monick, the Company does not classify its balance sheet due to the nature of its business.  However, it does define its long-lived assets to include intangibles, property and equipment, and resort property held for Vacation Ownership Interest Sales (please refer to Note 1. Summary of Significant Accounting Policies of the referenced Form 10-K).  The Las Vegas Leasehold Interest was originally included in Other Assets on the Company’s balance sheet.  In March of 2005, the leasehold interest was reclassified to Land and Other Available for Sale in accordance with SFAS 144 paragraph 30.  Management considered this as it does all other Land Held for Sale and does not feel it was an asset group as the land was not an operational business.  Management also felt it would be incorrect disclosure and misleading to investors to report as a discontinued operation since the Company continues to hold land available for sale and development.  Instead, it accounted for the gain under SFAS No. 13, paragraph 14c which stipulates that a termination of a capital lease shall be accounted for by removing the asset and obligation, with gain or loss recognized for the difference.  We understand from Ms. Monick that based upon our telephone conversation, this issue is resolved.

Form 10-Q for the quarterly period ended September 30, 2007

Note 5. Related Party Transactions

2.

The Company did sell land and a building to an entity controlled by the father of a member of its Board of Directors.  The Company is leasing the property back and the lease contains an option to purchase, therefore sale-leaseback treatment under SFAS No. 98 does not apply.  Since SFAS No. 144 does not address sales with continuing involvement, the Company accounted for the sale under the financing method of accounting (as prescribed by both SFAS No. 98, paragraph 34 and SFAS 66, paragraphs 25-29 and 41-43) and left the asset on its books and recorded the cash received as a liability.  In addition, the amount by which the repurchase price exceeds the sales value is accounted for as interest and is accrued as expense and a liability over the time period between the date of the sale and the expected date of repurchase.  Thus, at the repurchase date, the entire repurchase price will have been recognized as a liability.

We believe that we have addressed all concerns in your letter of November 19, 2007.

Thank you for your input and comments.  Please do not hesitate to contact me via correspondence or telephone at 602-957-2777 if you have additional questions or inquiries.

Sincerely,

Margaret M. Eardley

Executive Vice President

 Chief Financial Officer